Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy., Suite 120
Henderson, Nevada 89052
(702) 939-5247

October 1, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:      Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)

Dear Mr. Mancuso:

Searchlight Minerals Corp. hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-132929) be accelerated to Friday, October 2, 2009 at 10:00 a.m. (Eastern Time), or as soon thereafter as is practicable.  We are separately enclosing the additional acknowledgement letter, as requested in the Staff's correspondence, dated October 1, 2009, in connection with such request for acceleration.

Please contact Jeffrey P. Berg of Baker & Hostetler LLP at (310) 820-8800 if you have any further questions.

SEARCHLIGHT MINERALS CORP. By: /s/ Ian R. McNeil Ian R. McNeil Chief Executive Officer

CC:	CARL S. AGER
KRISTIN LOCHHEAD
JOSEPH MCCANN
MELVIN L. WILLIAMS